Exhibit 23.4

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Total System Services, Inc. for the registration of its common stock and debt securities and to the incorporation by reference therein of our report dated July 30, 2014, with respect to the consolidated statements of operations (excluding net income (loss) available to common shareholders, earnings per share amounts, and related disclosures in Note 14) and comprehensive income, stockholders’ equity (deficit), and cash flows for the year ended December 31, 2013 of TransFirst Inc. and Subsidiaries, included in Total System Services, Inc.’s Current Report on Form 8-K dated March 9, 2016, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Denver, Colorado

March 14, 2016